Exhibit 16.1

March 27, 2003

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated March 18, 2003, of Central European Distribution Corporation and are in agreement with the statements contained in the second paragraph under Item 4 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Ernst & Young Audit sp. z o.o.